FIRST CITIZENS BANC CORP

100 East Water Street

P. O. Box 5016

Sandusky, Ohio 44870

(419) 625-4121

www.fcza.com

June 14, 2012

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Michael R. Clampitt
Senior Attorney

	Re:	First Citizens Banc Corp
Registration Statement on Form S-1
File No. 333-181579

Dear Mr. Clampitt:

This letter is in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in your letter dated May 29, 2012, and the supplemental comments provided in your letter dated May 31, 2012, related to the Registration Statement on Form S-1 (the “Registration Statement”) filed by First Citizens Banc Corp (the “Company”, “we” or “our”) on May 22, 2012. Concurrently with the submission of this response letter, the Company is filing a Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement which reflects the changes and additions discussed below.

Provided below are the comments set forth in your letters dated May 29, 2012 and May 31, 2012, followed by our responses to the same.

Letter dated May 29, 2012:

Prospectus Cover Page

1.	As neither the Series A Preferred Stock nor the warrant has a market, revise to price the securities.

June 14, 2012

Response:

The Company is simultaneously including in the Amendment the revised base prospectus and a prospectus supplement related to the planned offer and sale by the U.S. Department of the Treasury (“Treasury”) of 23,184 of our Fixed Rate Cumulative Perpetual Preferred Shares, Series A (the “Preferred Shares”). Both the base prospectus and prospectus supplement will be distributed in connection with Treasury’s offer and sale of the Preferred Shares. The base prospectus or Registration Statement will not be used to offer or sell the warrants or underlying common shares without first filing with the Commission as an amendment to the Registration Statement a new prospectus supplement (a “warrant prospectus supplement”) related to the offer and sale of such warrant and underlying common shares. The base prospectus has been revised accordingly.

The cover page of the prospectus supplement provides appropriate placeholders for the price of the Preferred Shares. The price is omitted from the Amendment pursuant to Rule 430A, but will be completed in a form of the prospectus to be filed pursuant to Rule 424(b).

2.	Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus.

Response:

The Company will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. The Company also confirms that all information other than information that may be omitted pursuant to Rule 430A will be included in the prospectus prior to its distribution to such potential bidders.

The Summary, page 3

3.	Please revise the Summary to disclose whether or not the company and/or its affiliates are bidding on the securities. In addition, and with a view towards additional disclosure, advise the staff if any of the underwriters and/or their affiliates or any of the company’s officers and directors intend to bid on the offering. Finally, as applicable, provide the staff with a legal analysis as to why these persons are not “affiliated purchasers” and will be compliant with Rule 102 of Regulation M.

Response:

Neither the Company nor any of its subsidiaries or officers intend to bid in the offering. None of the underwriters or any of their affiliates intend to bid in the offering. As disclosed in the Amendment, certain directors of the Company have indicated that they may submit bids in the auction. We believe that any such bids will be compliant with Rule 102 of Regulation M as none of these persons are “affiliated purchasers” with Treasury (the selling shareholder).

For purposes of Rules 101 and 102 of Regulation M, Rule 100 of Regulation M defines an “affiliated purchaser” as “(1) a person acting, directly or indirectly, in concert with a distribution participant, issuer, or selling security holder in connection with the acquisition or distribution of any covered security; or (2) an affiliate, which may be a separately identifiable department or division of a distribution participant, issuer, or selling security holder, that, directly or indirectly, controls the purchases of any covered security by a distribution participant, issuer, or selling security holder, whose purchases are controlled by any such person, or whose purchases are under common control with any such person; or (3) an affiliate, which may be a separately identifiable department or division of a distribution participant, issuer, or selling security holder, that regularly purchases securities for its own account or for the account of others, or that recommends or exercises investment discretion with respect to the purchase or sale of securities.”

Neither the Company nor any director will be acting, directly or indirectly, in concert with Treasury in connection with the auction, nor is the Company or any of its directors under the control of Treasury in connection with any bids in the auction. There is no agreement between the Company or any of its directors with Treasury with respect to an intention to participate in the auction as a bidder nor is there any certainty of their bids being accepted. The directors of the Company who are bidding in the auction will be treated like any other potential bidder in the offering. Furthermore, because the auction is being conducted as a blind Dutch auction, no bidder will know the bids of any other bidder and neither Treasury nor any of the underwriters will seek input from the Company or any of its directors as to whether to accept any bids or what the clearing price, if any, will be. Although the offering is being registered under the registration statement of the Company, the Company has no input or control over the auction procedures nor does it (or any director) have the “right of first refusal” or “right of final bid” with respect to any final bid. In short, the involvement of the Company and its directors in the auction process does not give them any control over the outcome of the auction or the ultimate price of the security.

Because none of the Company or any of its directors are affiliated purchasers with the selling shareholder, bids made by such directors in the auction should be compliant with Rule 102 of Regulation M as the Commission stated in the adopting release for Regulation M with respect to the prohibitions of Rule 102 that the Commission “…does not intend to limit an issuer’s activities during a distribution effected solely by or on behalf of a selling security holder if the issuer is not an affiliated purchaser of the selling security holder….”

June 14, 2012

4.	Revise to disclose if the company is current on the Preferred dividend or, if not, provide details, including the aggregate and per share unpaid amounts.

Response:

The Company is current on its dividends on the Preferred Shares and disclosure to this effect has been included in the Amendment.

5.	If the company is bidding on the securities, revise to disclose the impact on the company and its subsidiary bank’s capital ratios and whether they will remain “well capitalized.”

Response:

Not applicable. The Company will not be bidding on the securities.

The Offering, page 4

6.	Revise this section to add subsections for Liquidation Preference, Dividends, Maturity, Rank, Priority of Dividends, Redemption, and Voting Rights for the Preferred Shares and the Warrant. In addition, under the Voting Rights subsection, briefly describe the nomination process for the two directors that may be added pursuant to the Certificate of Determination or other governing instrument for the Preferred Shares, including who may make the nominations and how. Further, disclose under the Redemption subsection whether the company has the current intention to redeem the preferred in the near future of before February 15, 2014 (the date the preferred begins to accrue dividends at a 9% rate). Finally, disclose the amount of additional capital the company will need under applicable TARP rules to be in a position to request redemption.

Response:

We have revised this section of the prospectus to include the subsections requested in your comment.

The Certificate of Designations establishing the terms of the Preferred Shares does not specify the manner in which the nomination of directors would be conducted. Accordingly, the Company does not believe that such nominations would be limited and, therefore, the Company believes that a plurality of eligible votes would determine the election of two nominated directors, subject to applicable law. A statement to that effect has been added to the prospectus and prospectus supplement. In addition, the Amendment included additional details regarding the process and requirements for nominating directors under the Company’s Code of Regulations.

June 14, 2012

The requested disclosure on the Company’s redemption intention has been added to the prospectus. The Company may request redemption of the Preferred Shares on or after the first dividend payment date falling on or after the third anniversary of the original issuance date) without being required under applicable TARP rules to raise any additional capital. In determining whether to approve the request to redeem some or all of the Preferred Shares, the Federal Reserve considers a variety of factors, including earnings, the risk profile of the Company and the effect that the proposed redemption would have on the capital levels of the Company. Even though the Company may retain its well-capitalized position following redemption of some or all of the Preferred Shares, there can be no assurance that the Federal Reserve would approve the redemption.

Accordingly the Company does not believe it is appropriate to estimate the amount of capital that it would need to raise to redeem the Preferred Shares. However, the Company has provided additional disclosures in the prospectus and the prospectus supplement regarding the Company’s expectations regarding the level of capital that may be required by its regulators. Specifically, the Amendment discloses that the Company expects that its regulators would require the Company and its subsidiary bank to maintain their current capital ratios at or near their current levels.

7.	Revise to disclose the allocation procedures in the event the offering is oversold. If the method of allocation is anything but an equal pro rata distribution to all winning bidders, provide the staff with a legal analysis as to your authority under the Securities laws to use such allocation method.

Response:

The Amendment contains detailed disclosure regarding the allocation procedures in the event the offering is oversold under the heading “Auction Process – Pricing and Allocation” in the prospectus supplement.

Plan of Distribution, page 26

8.	Noting that the sellers may use underwriters, broker-dealers or agents to sell the securities, revise to disclose that before any underwriter, broker-dealer or agent offers any shares, a post-effective amendment will be filed that will name any such underwriter, broker-dealer or agent and will describe any compensation arrangements.

Response:

The Company will include the names of the underwriters in a pre- or post-effective amendment to the registration statement that is filed before the distribution of prospectuses to potential bidders in the auction. The Company also confirms that all information other than information that may be omitted pursuant to Rule 430A will be included in the prospectus prior to its distribution to such potential bidders.

June 14, 2012

Letter dated May 31, 2012:

Prospectus Cover Page

1.	Once you have named the underwriter(s), please provide a brief description of the underwriting arrangements. For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances. Refer to Item 501(b)(8) of Regulation S-K.

Response:

Disclosure regarding the underwriting arrangements has been included under the heading “Underwriting” in the prospectus supplement contained in the Amendment.

Summary

2.	If the Company is bidding on the securities, revise to disclose and include the capital ratios for the Company and the Bank as of the latest practicable date and the estimated capital ratios assuming the bid is successful.

Response:

Not applicable. The Company will not be bidding on the securities.

We believe that the foregoing explanations and revisions are responsive to your comments. If you need any questions or need additional information, please contact me at (419) 625-4121, or our outside legal counsel, Anthony Weis at (614) 464-5465.

Very truly yours,

/s/ James E. McGookey

James E. McGookey

General Counsel

cc:	Anthony D. Weis, Esq., Vorys, Sater, Seymour and Pease LLP